Blink Charging Co.

3284 N 29th Court

Hollywood, FL 33020-1320

December 7, 2017

VIA EDGAR

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Car Charging Group, Inc. (now Blink Charging Co.)
Amendment No. 2 to Registration Statement on Form S-1
Filed July 6, 2017
File No. 333-214461

Dear Mr. Mancuso:

Blink Charging Co. (formerly known as Car Charging Group, Inc.) (the “Company”) is in receipt of your comment letter dated July 24, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Cover Page

1.	Clarify whether investors have a choice of purchasing a warrant or a share of common stock. If you are offering a unit, please revise throughout your registration statement to clarify, and revise your fee table as appropriate.

RESPONSE:	In response to the staff’s comment, we have revised our registration statement to clarify that we are offering units. These units will not be issued or certificated. In response to the staff’s comment, we have revised our fee table.

2.	Tell us when you intend to complete the blanks that you currently have included regarding the offering price range. Also tell us when information based on that range will be reflected in the related information throughout your registration statement.

RESPONSE:	On August 28, 2017, our securities counsel and Tim Buchmiller of the Securities and Exchange Commission had a telephone conversation regarding this comment. Our securities counsel clarified that the offering price will be based on the market price at the time of the pricing of the offering and that, as a result, we are deleting the reference to an offering price range.

3.	You indicate that the number of shares and warrants are based on an assumed public offering price of $9.25 per share. Revise to disclose a fixed volume of securities that you are offering.

RESPONSE:	In response to the staff’s comment, we have revised to disclose a fixed volume of securities that we are offering.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
December 7, 2017

Use of Proceeds, page 29

4.	Disclose in this section all obligations to be paid with proceeds of this offering. We note for example the tax obligations mentioned on page 12 and payments to Mr. Farkas mentioned on page 78.

RESPONSE:	In response to the staff’s comment, we have revised to disclose in the Use of Proceeds section on page 29 all obligations to be paid with the proceeds of this offering including tax obligations and payments to Mr. Farkas.

5.	Please clarify whether your reference on pages 62, 78 and 79 to securities “sold in in this offering” means that you are intending the securities registered for sale by this registration statement to be issued to officers.

RESPONSE:	In response to the staff’s comment, we have clarified that the Company will not be selling or issuing units registered in the registration statement to officers.

Exhibits

6.	Please tell us which exhibit represents the warrants to be sold in this offering.

RESPONSE:	We will be filing the warrants to be sold in this offering as an exhibit (currently scheduled to be Exhibit 3.14) to a future pre-effective amendment to the registration statement.

Sincerely,

Blink Charing Co.

By:	/s/ Michael Calise
Name:	Michael Calise
Title:	Chief Executive Officer